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                                                                    EXHIBIT 99.4

FOR IMMEDIATE RELEASE

ENERGY WEST INCORPORATED
PRESS RELEASE

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GREAT FALLS, MONTANA, SEPTEMBER 19, 2001

         ENERGY WEST INCORPORATED (NASDAQ Symbol: EWST) announced that on Friday, September 14, 2001, the Federal Energy Regulatory Commission (FERC) issued an order rejecting a notice of cancellation filed by PPL Montana, LLC
(PPLM) in connection with a dispute between PPLM and ENERGY WEST Resources, INC.
(EWR). The dispute involves a wholesale electricity supply agreement between EWR and PPLM. EWR is a wholly-owned subsidiary of ENERGY WEST.

         PPLM has alleged in filings with FERC and with state and federal courts in Montana that EWR breached the wholesale electricity supply agreement, and that PPLM has the right to terminate the agreement early and to recover damages from EWR. The agreement expires June 30, 2002. The present litigation was initiated by EWR on July 6, 2001, when it filed an action in the U.S. District Court for the District of Montana seeking a declaratory judgment that EWR had complied with the wholesale electricity supply agreement and requesting an injunction to bar PPLM from terminating deliveries of electricity under the agreement. On July 19, 2001, U.S. District Court Judge Donald W. Molloy stayed proceedings in the federal court action to allow PPLM to seek FERC approval to terminate delivery of electricity under the agreement.. On July 20, 2001, PPLM filed the notice of cancellation requesting FERC approval of termination of service under the agreement.

         In its September 14, 2001, Order Rejecting Cancellation of Service Agreement, FERC rejected PPLM's notice of cancellation and ruled that the courts are the appropriate venue for adjudication of the parties' contract dispute. The FERC order does not prevent PPLM from refiling a notice of cancellation with FERC following the conclusion of court proceedings in Montana. EWR Vice President Steve Powers said "We are gratified by the FERC decision, which allows for the contract dispute to be resolved by the Federal Court in Montana where it belongs. EWR has consistently denied any breach of contract and will vigorously advocate its position in any further proceedings."

         This press release contains forward-looking statements that involve risks and uncertainties. The actual results of ENERGY WEST Resources and ENERGY WEST Incorporated could differ materially from the expected results because of a variety of factors, including business conditions and the state of the general economy, particularly the utility and energy industries, energy prices, the results of any litigation or regulatory proceedings relating to the PPLM contract dispute, the competitive environment within the utility industry and changes in laws and regulations that govern the Company's business, particularly energy regulations.

For additional information, please contact:

         John Allen, General Counsel and Vice President, 406-791-7503, jcallen@ewst.com

         Edward J. Bernica, President and Chief Executive Officer, 406-791-7543, ejbernica@ewst.com

Our toll-free number is 1-800-570-5688. Our web address is www.ewst.com

Our address is P.O. Box 2229, Great Falls MT 59403-2229.